Exhibit 1

CIMATRON LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on July 26, 2012

TO THE SHAREHOLDERS OF CIMATRON LTD.:

You are cordially invited to attend the Annual General Meeting of Shareholders of Cimatron Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on July 26, 2012, at the Company's offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.
To appoint  five directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company who serve three year terms pursuant to the Israeli Companies Law - 1999 (the “Companies Law ”) and who are therefore not subject to reelection at this Meeting.

2.
To reappoint Brightman Almagor Zohar & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2012 and until the next annual shareholders' meeting, and to further authorize the Board to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board of Directors (the “Audit Committee ”).

3.
To approve undertakings of the Company to indemnify persons who are serving, currently and from time to time in the future, as directors and/or officers of the Company, pursuant to an Indemnification Agreement in the form presented to the shareholders and attached hereto.

4.
To approve the continued provision of services to the Company by DBSI Investments Ltd., pursuant to that certain management services agreement which was previously assigned to DBSI Investments Ltd., as well as the payment of fees to DBSI Investments Ltd. thereunder.

5.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

We look forward to greeting those shareholders present at the Meeting personally; however, whether or not you plan to be with us at the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than twenty-four hours before the Meeting.

Shareholders of record at the close of business on June 18, 2012 will be entitled to notice of, and to vote at the Meeting.

Thank you for your cooperation.

Very truly yours, By Order of the Board of Directors Yossi Ben Shalom Chairman of the Board of Directors

Date: June 12, 2012

PROXY STATEMENT

CIMATRON LTD.

11 Gush Etzion St.

Givat Shmuel

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 26, 2012

The enclosed proxy is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on July 26, 2012, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Annual Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our ordinary shares, par value New Israeli Shekels 0.10 each, represented thereby in accordance with the directions of the shareholders executing the proxy.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about June 22, 2012. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

Only holders of record of our ordinary shares at the close of business on June 18, 2012 are entitled to notice of, and to vote at, the Meeting. On June 18, 2012, 9,314,492 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution.  However, abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

Two or more shareholders present at the meeting, holding in the aggregate, at least 33% of our outstanding ordinary shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until August 2, 2012 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, the meeting shall stand adjourned, and the quorum requirements stipulated above shall apply to any such adjourned meeting.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2011 and the Consolidated Statement of Income for the year then ended. The Company has published its audited financial statements for the fiscal year ended December 31, 2011, on April 30, 2012. The report can be accessed at http://www.cimatron.com/Group/download.aspx?FolderID=3033&lang=en under “Annual Reports”.  You may request that a copy of the audited financial statement be mailed to you.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of June 18, 2012, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding ordinary shares and (ii) all directors and officers as a group. With respect to the holdings 3Kotek 2 B.V., we have relied solely on reports filed by this entity with the Securities and Exchange Commission:

Name and Address	Number of Shares Owned	Percent of Shares
DBSI. Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	4,264,875	45.79%
William F. Gibbs 1 4017 N. Cedarpine Lane, Moorpark, CA 93021, California, U.S.A	1,499,500	16.10%
3Kotek 2 B.V Wielewaaleg 1, 4791, PD, Klundert, Netherlands	550,000	5.90%
All directors and executive officers as a group (9 persons) 2	5,764,375	61.87%

1           Includes an aggregate of 1,497,500 Ordinary Shares and 2,000 options to purchase Ordinary Shares beneficially held by William F. Gibbs.

2           Includes an aggregate of 4,264,875 Ordinary Shares beneficially held by DBSI, by virtue of the positions held by certain of our directors on the board of directors of DBSI, as to which such individuals disclaim beneficial ownership.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board of Directors has nominated the persons named below for appointment  to our Board of Directors until the next annual general meeting of the Company and until their respective successors are duly elected. Yossi Ben Shalom, William F. Gibbs, Barak Dotan and David Golan currently serve as directors on the Board of Directors and are to be reelected. The affirmative vote of the holders of a majority of the voting power in our Company represented at the Meeting in person or by proxy and voting thereon is necessary for the election of the directors. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The nominees who are currently our directors, have advised us that they will continue to serve as directors if re-elected. Nir Cohen has advised us that he will serve as a director if appointed. According to the Companies Law, each nominee is required to sign a declaration that he/she meets all the requirements of a director under the Companies Law. All nominees below have previously signed such declarations, which will be available for review at the Meeting.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation
Yossi Ben Shalom	57
Mr. Yossi Ben Shalom is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR) from 1998 through 2000. Prior to that, he served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others. Mr. Ben Shalom holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

William F. Gibbs	58
Our Vice Chairman of the Board since January 2008, is the founder of Gibbs System (also known as Gibbs and Associates), the makers of GibbsCAM.   He joined our company on January 2, 2008, upon the merger of Gibbs System into our wholly owned subsidiary.  Mr. Gibbs worked as a mechanical design engineer from 1972 to 1978.  He designed his first CAM system for the Hasbach Co., as their VP of software development from 1978 to 1982.  He started Gibbs and Associates as a contract programming service for CNC part programming in 1982, beginning CAM software development for the Macintosh computer in 1984.  GibbsCAM, the 2nd generation Gibbs System software, was first released in 1993.  Mr. Gibbs holds a Bachelor of Science degree in computer science from the California State University at Northridge California.

Barak Dotan	44
A director of our company since February 2002, Mr. Barak Dotan is a co-founder of DBSI.  Prior to establishing DBSI, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA), formerly CST and later managed private investments in high-tech and other areas.  Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor’s degree in computer science and business administration.

Nir Cohen	39
Nir Cohen serves as the Chief Financial Officer of DBSI. Before joining DBSI, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC – a privately held US investment company specializing in high-tech investments. Prior to that, Mr. Cohen served as a senior associate at Kesselman & Kesselman, Israeli affiliate of the global accounting firm of PriceWaterhouseCopers (PwC). Mr. Cohen holds a BA in Accounting and Business Management from the College of Management, and he is a Certified Public Accountant in Israel.

David Golan	71
David Golan has been a director on our board since 1992 and is a former chairman of our board. Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings' investments, not including ZCT. From March 1997 to May 1998, he was the Chief Executive Officer of Zeevi Holdings Ltd. From 1992 to March 1997, he was Executive Vice President of Zeevi Holdings. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistic from Hebrew University in Jerusalem and a master's degree in business administration from New York University.

The Board of Directors recommends that the shareholders vote FOR the appointment of the above mentioned as directors until the next annual general meeting of the Company and until their respective successors are duly elected.

The shareholders of the Company will be requested to adopt the following resolutions:

“RESOLVED, to approve the appointment of Yossi Ben Shalom as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of William F. Gibbs as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of Barak Dotan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of Nir Cohen as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of David Golan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.”

Any shareholder communication regarding director nominees should be directed to Ilan Erez, Vice President of Finance and Chief Financial Officer, 11 Gush Etzion St., Givat Shmuel, Israel.

PROPOSAL 2

RE-APPOINTMENT OF AUDITORS

The Audit Committee and the Board of Directors have authorized the re-appointment of the accounting firm of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2012 and for the period until the next annual shareholders meeting. The Audit Committee and the Board of Directors believe that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Board of Directors shall fix the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company and the authorization of the Board of Directors to fix such auditor’s remuneration. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The fees paid to Brightman Almagor Zohar & Co. for the year 2011 audit services were $81 thousand dollars and no fees were paid for the year 2011for tax services . In the year ending December 31, 2011, Brightman Almagor provided no additional non-audit services.

The Board of Directors recommends that the shareholders vote FOR the reappointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company for the year ending December 31, 2012 and until the next annual shareholders meeting, and for the authorization of the Board of Directors to fix such auditor’s remuneration.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2012 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

PROPOSAL 3

INDEMNIFICATION OF DIRECTORS

In light of legal exposure that directors and officers of public companies face, the Board of Directors and Audit Committee have approved and recommend to the shareholders of the Company that the Company enter into indemnification agreements with persons who are serving, currently or from time to time in the future, as office holders, including directors, of the Company, its subsidiaries and affiliates. The indemnification agreement is attached to this Proxy as Exhibit 1.

In order to approve the resolution below the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided, (i) that majority includes at least the majority of the total votes of shareholders who do not have a Personal Interest, as such term is defined in the Companies Law, in the approval of the resolution present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposal does not exceed two percent (2%) of the Company’s aggregate voting rights.

Under the Companies Law, a “personal interest”, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager.  A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

Our Audit Committee and the Board of Directors recommend a vote FOR approval of entering into indemnification and exemption agreements with our present and future directors and/or officers to the fullest extent permitted under the Companies Law.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED, that the undertakings of the Company to indemnify persons who are serving currently and from time to time in the future, as directors and/or officers of the Company, pursuant to an Indemnification Agreement in the form as presented at the Meeting and attached as Exhibit 1, be and are hereby approved.”

PROPOSAL 4

MANAGEMENT SERVICES AGREEMENT

Until February 2002, our former principal shareholder Zeevi Computers and Technology Ltd. (“ZCT”) provided us with certain corporate and administrative services, including, but not limited to, executive management, facilities and other such services as were agreed upon from time to time between the Company and ZCT, pursuant to that certain Intercorporate Agreement between the Company and Clal Computers and Technology Ltd. dated January 15, 1996 (the “Management Services Agreement”). The Management Services Agreement was assigned by ZCT to Koonras Technologies Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”). Koonras subsequently transferred its share in the Management Services Agreement to DBSI, such that the Management Services Agreement was fully assigned to DBSI. DBSI continues to provide all of the services and receive the annual fee in accordance therewith.  The amount that we paid for services under the Management Services Agreement totaled NIS 1.87 million or $0.52 million in the year ended December 31, 2011, and the amount that we have paid thus far in 2012 (through June 15, 2012) has amounted to NIS 0.47 million ($0.13 million).

Under the Companies Law, a transaction between a company and its controlling shareholder relating to the receipt of services, is a transaction that requires the approval of the audit committee, the board of directors and the shareholders of the company. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

In order to approve the resolution below the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided, (i) that majority includes at least the majority of the total votes of shareholders who do not have a Personal Interest, as such term is defined in the Companies Law, in the approval of the resolution present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposal does not exceed two percent (2%) of the Company’s aggregate voting rights.

Under the Companies Law, a “personal interest”, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager.  A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

Our Audit Committee and the Board of Directors recommend a vote FOR approval of continued provision of management services by DBSI pursuant to the Management Services Agreement.

It is proposed that the following Resolution be adopted at the Meeting:

 “RESOLVED, to approve the continued provision of services to the Company by DBSI, pursuant to the existing Management Services Agreement  with DBSI, as well as the payment of fees to DBSI in accordance therewith.”

 __________________________________

  By Order of the Board of Directors

Yossi Ben-Shalom

CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel

Date:  June 12, 2012

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of __________, 2012, is entered into by and between Cimatron Ltd., an Israeli company whose address is 11 Gush Etzion Street, Givat Shmuel, Israel (the “Company”), and [insert name of officer], a Director of the Company whose address is [insert address] (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999 (the “Companies Law” and “Office Holder” respectively), of the Company;

WHEREAS,
both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, (ii) and it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any another corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below), if applicable), with respect to his Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.
Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable Expenses (as defined below) expended incurred by Indemnitee as a result of an investigation or any proceeding instituted against him by an authority that is authorized to conduct an investigation or proceeding, and that was concluded without filing an indictment against the Indemnitee and without imposing on the Indemnitee a financial obligation in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Indemnitee but with imposing a financial obligation in lieu of a criminal proceeding in an offence that does not require proof of mens rea. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall mean as ascribed under the Companies Law;

1.1.3.
Reasonable expenses incurred by or charged to Indemnitee by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offence that does not require proof of Mens Rea; and

1.1.4.	Any other event, occurrence or circumstances in respect of which the Company may lawfully indemnify an Office Holder of the Company.

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section1.3.

1.2.
Notwithstanding anything herein to the contrary, the Company shall indemnify the Indemnitee under Section 1.1.1 only with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the events listed in Exhibit A are likely to occur in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 of this Agreement for each event described in Exhibit A shall be as set forth in Exhibit A (the “Limit Amount”). The Limit Amount payable by the Company for each event described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits are no longer required by the Companies Law.

1.3.
If so requested by Indemnitee, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.5.
To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors and officers, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of such insurance policy or policies.

1.6.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under the Companies Law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.
In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advise from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved.

3.2.
Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.
Except as set forth in Section 4.2 below, in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by shareholder(s) of the Company and certain of their affiliates (collectively, the “Secondary Indemnitors”).  The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii )that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2.

5.	REIMBURSEMENT.

Except as set forth in Section 4.2 above, the Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company, and shall be in full force and effect immediately upon its execution. =

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially and adversely prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company which counsel is reasonably reputable with experience in the relevant field. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company shall have, in good faith, reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action, in which cases the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Company shall have reached the conclusion specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not  impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law or otherwise.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

Cimatron Ltd.
By: _________________________________
Name and title: ________________________________

[Indemnitee]
Name: _________________________________
Signature: ________________________________

EXHIBIT A*

	TYPE OF EVENT	LIMIT AMOUNT
1.	Claims in connection with employment relationships with employees of the Company, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers and various service providers.	$10,000,000
2.	Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.	$10,000,000
3.	Violation, infringement and other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.	$10,000,000
4.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders and the investment community; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance of any type of securities of Company, including, without limitation, the grant of options to purchase any of the same.

		$10,000,000
5.	Liabilities arising in connection with any products or services developed, distributed, sold, provided, licensed or marketed by the Company, and any actions in connection with the distribution, sale, license or use of such products.	$10,000,000

6.	The offering of securities by the Company to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.	$10,000,000
7.	Events in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division, change in capital.	$10,000,000
8.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including the sale, lease or purchase of any assets or business.	$10,000,000
9.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf.	$10,000,000
10.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

		$10,000,000
11.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.	$10,000,000
12.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.	$10,000,000
13.	Review and approval of the Company’s financial statements, including any action, consent or approval related to or arising from the foregoing, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.	$10,000,000
14.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise.	$10,000,000

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.